EXHIBIT 99.1

Brookfield Announces 4.54% Notes Redemption Price Information

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD NEWS, May 10, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A; NYSE: BAM) announces the following redemption price of the notes described below (the “Notes”) (per $1,000 of principal amount) which are to be redeemed on May 13, 2021:

  $600,000,000 principal amount 4.54% Notes due March 31, 2023 (CUSIP No. 11257ZAC3)
  Redemption price: $1,067.08
  Accrued and unpaid interest: $5.42
  Total redemption price and accrued and unpaid interest: $1,072.50

$600 million principal amount of the Notes are to be redeemed. The redemption is more fully described in the Company’s news release of April 12, 2021. Additional terms and conditions are contained in the notice of redemption that was provided to the registered holder of the Notes (CDS Clearing and Depository Services Inc.) (“CDS”)).

Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Notes through CDS should contact their CDS customer service representatives with any questions about the redemption. Beneficial holders with any questions about the redemption should contact their respective brokerage firm or financial institution, which holds interests in the Notes on their behalf.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com